SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Xin Jin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,039,680 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 27,039,680 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,039,680 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 19.5%

12	Type of Reporting Person IN

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Golden Section Holding Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,039,680 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 27,039,680 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,039,680 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 19.5%

12	Type of Reporting Person CO

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Golden Seed Venture Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,039,680 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 27,039,680 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,039,680 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 19.5%

12	Type of Reporting Person CO

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,039,680 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 27,039,680 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,039,680 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 19.5%

12	Type of Reporting Person OO

CUSIP No. 98418W109	Schedule 13G

Item 1(a).	Name of Issuer: Xueda Education Group (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: A-4 Xibahe Beili, Chaoyang District Beijing 100028 People’s Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is filed by and on behalf of:

(a)           Xin Jin;

(b)           Golden Section Holding Corporation (“Golden Section”);

(c)           Golden Seed Venture Limited (“Golden Seed”); and

(d)           Credit Suisse Trust Limited as Trustee of The Morning Rain Trust (“Trustee”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:
For Xin Jin:

A-4 Xibahe Beili, Chaoyang District

Beijing 100028

People’s Republic of China

For Golden Section:

Trinity Chambers, P.O.Box 4301

Road Town, Tortola

British Virgin Islands

For Golden Seed:

The Bahamas Financial Centre,

Shirley and Charlotte Streets

P.O. Box N-3023, Nassau, Bahamas

For Trustee:

1 Raffles Link #05-02

Singapore 039393

Item 2(c)	Citizenship: Mr. Jin is a citizen of the Peoples Republic of China. Golden Section is a British Virgin Islands company. Golden Seed is a Bahamas company. Trustee is a Singaporean company.

CUSIP No. 98418W109			Schedule 13G

Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: 98418W109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2010.  The percentage amounts are based on 138,328,640 Ordinary Shares outstanding as of December 31, 2010, as derived from the Issuer’s corporate records.

	Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
	Xin Jin	27,039,680	19.5%	27,039,680	0	27,039,680	0
	Golden Section	27,039,680	19.5%	27,039,680	0	27,039,680	0
	Golden Seed	27,039,680	19.5%	27,039,680	0	27,039,680	0
	Trustee	27,039,680	19.5%	27,039,680	0	27,039,680	0

Golden Section is the record holder of 27,039,680 Ordinary Shares of the Issuer.  Golden Section is 100% beneficially owned by Golden Seed, which in turn is wholly owned by the Trustee, as the trustee, on behalf of Mr. Xin Jin’s family trust.  Mr. Jin has voting and investment power with respect to these Ordinary Shares.  Mr. Jin, Golden Section, Golden Seed and the Trustee are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 98418W109	Schedule 13G

Item 10.	Certification.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Xin Jin

/s/ Xin Jin
Xin Jin

Golden Section Holding Corporation

	By:	/s/ Xin Jin
Name: Xin Jin
Title: Director

Golden Seed Venture Limited

	By:	/s/ Joni Sim & Tang Yang Ping
		Name:	Joni Sim & Tang Yang Ping
		Title:	Authorized Signatories For and on behalf of Bakit Merah Limited As Corporate Director

Credit Suisse Trust Limited as Trustee of
The Morning Rain Trust

	By:	/s/ Joni Sim & Tang Yang Ping
		Name:	Joni Sim & Tang Yang Ping
		Title:	Authorized Signatories For and on behalf of Credit Suisse Trust Limited As Corporate Director

CUSIP No. 98418W109	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement